Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces First Quarter 2019 Financial Results

BEIJING, China, May 23, 2019 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager operating primarily in China and in other countries, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Highlights

•	Contract sales increased 26.0% to US$479.7 million from US$380.7 million in the first quarter of 2018 and decreased 33.7% from US$724.0 million in the fourth quarter of 2018.

•	Total revenue increased 169.3% to US$468.9 million from US$174.1 million in the first quarter of 2018 and decreased 57.1% from US$1,092.2 million in the fourth quarter of 2018.

•	Gross profit increased 238.5% to US$131.0 million, or 28.0% of total revenue, from US$38.7 million, or 22.2% of total revenue, in the first quarter of 2018 and decreased 58.8% from US$318.2 million, or 29.1% of total revenue, in the fourth quarter of 2018.

•	Selling, General and Administrative (“SG&A”) expenses as a percentage of total revenue decreased to 12.0% from 22.8% in the first quarter of 2018 and increased from 9.7% in the fourth quarter of 2018.

•	Net income was US$18.2 million compared to net loss of US$12.7 million in the first quarter of 2018 and net income of US$104.1 million in the fourth quarter of 2018.

•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$0.33 compared to diluted net loss of US$0.16 per ADS in the first quarter of 2018 and diluted net earnings of US$1.13 per ADS in the fourth quarter of 2018.

1

Mr. Yong Zhang, Xinyuan’s Chairman, stated, “We are pleased that Xinyuan has maintained strong growth despite the downward pressure on sales across the industry. Our contract sales in the first quarter of 2019 increased 26.0% from the first quarter of last year. In addition, we commenced pre-sales on one new project in China.”

“The macro economic environment and restrictive government policies still pose certain challenges for our industry. However, Xinyuan’s operating strategy and strong execution capabilities continue to drive our steady growth. We will remain focused on selecting quality tier-one and tier-two city projects and will supplement our core business with value-added services in a thoughtful way to solidify our leading market position. We maintain our commitment to controlling our financial leverage and maximizing Xinyuan’s financial health. We are optimistic in the outlook for our industry and long-term growth. We are also pleased to offer another quarterly dividend payment to our shareholders,” concluded Mr. Zhang.

First Quarter 2019 Financial Results

Contract Sales

Contract sales in China totaled US$478.9 million in the first quarter compared to US$375.5 million in the first quarter of 2018 and US$724.0 million in the fourth quarter of 2018.

The Company’s GFA sales in China were 211,400 square meters in the first quarter of 2019 compared to 149,800 square meters in the first quarter of 2018 and 355,000 square meters in the fourth quarter of 2018.

The average selling price (“ASP”) per square meter sold in China was RMB15,269 (US$2,264) in the first quarter of 2019 compared to RMB15,932 (US$2,506) in the first quarter of 2018 and RMB13,483 (US$2,039) in the fourth quarter of 2018.

The Company commenced pre-sales of one new project in the first quarter of 2019, Zhengzhou International New City IV B10, which contributed 3.7% and 3.4% of total GFA sales and total contract sales, respectively.

Breakdown of GFA Sales and ASPs by Project in China

Project	Q1 2018		Q4 2018		Q1 2019
	GFA	ASP	GFA	ASP	GFA	ASP
	(m2, 000s)	(RMB)	(m2, 000s)	(RMB)	(m2, 000s)	(RMB)
Xingyang Splendid II	-	-	0.7	10,354	10.2	7,478
Jinan Royal Palace	22.4	12,626	1.4	9,548	1.6	15,661
Xuzhou Colorful City	3.6	10,265	1.9	29,363	-	-
Chengdu Thriving Family	4.5	17,183	-	-	(0.1)	7,729
Changsha Xinyuan Splendid	2.6	15,130	3.7	12,796	-	-
Sanya Yazhou Bay No.1	30.9	23,197	0.2	4,995	0.4	25,615
Xi’an Metropolitan	1.5	9,594	1.7	10,592	0.6	11,253
Zhengzhou Xindo Park	0.1	10,000	0.1	8,651	-	-
Jinan Xin Central	12.2	10,527	3.6	16,789	0.1	13,170
Henan Xin Central I	0.3	18,486	-	-	0.1	14,887
Zhengzhou Fancy City I	0.2	19,949	0.2	16,081	(1.4)	15,073
Zhengzhou Fancy City II (South)	1.2	13,031	-	-	(0.1)	12,660

2

Tianjin Spring Royal Palace I	1.1	14,631	0.3	-	-	-
Zhengzhou International New City I	2.4	13,322	0.2	25,544	-	-
Henan Xin Central II	7.7	11,768	-	-	-	-
Xingyang Splendid III	16.2	7,381	1.1	7,779	0.4	7,046
Zhengzhou International New City II	11.8	13,739	0.6	-	-	-
Zhengzhou Fancy City II (North)	2.3	9,813	4.9	12,569	3.5	9,838
Tianjin Spring Royal Palace II	2.7	13,412	15.3	13,583	8.1	12,670
Zhengzhou International New City III D	-	-	-	9,987	(0.1)	14,461
Zhengzhou Hangmei International Wisdom City I	-	-	15.9	7,115	2.3	7,144
Zhengzhou International New City III B	-	-	10.4	13,561	0.8	13,262
Chengdu Xinyuan City	-	-	67.0	9,961	33.1	9,511
Kunshan Xinyu Jiayuan	-	-	10.6	25,963	5.5	24,208
Xingyang Splendid IV	-	-	6.1	7,455	1.0	7,027
Suzhou Suhe Bay *	-	-	14.4	21,536	30.0	21,680
Zhengzhou Hangmei International Wisdom City II	-	-	14.2	7,313	0.5	7,350
Qingdao Royal Dragon Bay	-	-	20.5	21,099	15.3	20,285
Jinan Royal Spring Bay	-	-	18.2	9,160	2.7	9,201
Xinyuan Golden Water View City	-	-	32.6	19,026	19.0	18,817
Zhengzhou Fancy City III	-	-	16.8	12,850	20.5	12,637
Zhengzhou International New City III C	-	-	28.6	11,062	17.3	12,260
Zhengzhou International New City IV A12	-	-	9.3	14,109	24.8	14,254
Zhengzhou International New City IV B10	-	-	-	-	7.9	13,969
Suzhou Galaxy Bay	-	-	24.3	13,868	2.4	13,790
Suzhou Gusu Shade I	-	-	0.1	36,692	0.8	36,262
Dalian International Health Technology Town I	-	-	0.9	14,212	0.1	13,618
Others	26.1	-	29.2	-	4.1	-
Total	149.8	15,932	355.0	13,483	211.4	15,269

* The Company owns 16.66% equity interest in a joint venture, Suzhou Hengwan Real Estate Co., Ltd. which develops Suzhou Suhe Bay. The Company accounts for its investment under the equity method.

Revenue

In the first quarter of 2019, the Company’s total revenue increased 169.3% to US$468.9 million from US$174.1 million in the first quarter of 2018 and decreased 57.1% from US$1,092.2 million in the fourth quarter of 2018.

Gross Profit

Gross profit for the first quarter of 2019 was US$131.0 million, or 27.9% of total revenue, compared to a gross profit of US$38.7 million, or 22.2% of total revenue, in the first quarter of 2018 and a gross profit of US$318.2 million, or 29.1% of total revenue, in the fourth quarter of 2018.

Selling, General and Administrative Expenses

SG&A expenses were US$56.1 million for the first quarter of 2019 compared to US$39.8 million for the first quarter of 2018 and US$105.6 million for the fourth quarter of 2018. As a percentage of total revenue, SG&A expenses were 12.0% compared to 22.8% in the first quarter of 2018 and 9.7% in the fourth quarter of 2018.

3

Net Income

Net income for the first quarter of 2019 was US$18.2 million compared to net loss of US$12.7 million for the first quarter of 2018 and net income of US$104.1 million for the fourth quarter of 2018. Net margin was 3.9% compared to negative 7.3% in the first quarter of 2018 and 9.5% in the fourth quarter of 2018. Diluted net earnings per ADS were US$0.33 compared to diluted net loss of US$0.16 per ADS in the first quarter of 2018 and diluted net earnings of US$1.13 per ADS in the fourth quarter of 2018.

Balance Sheet

As of March 31, 2019, the Company’s cash and cash equivalents (including restricted cash) decreased to US$1,127.2 million from US$1,186.0 million as of December 31, 2018.

Total debt outstanding was US$3,513.8 million, which reflected an increase of US$61.7 million compared to US$3,452.1 million at the end of the fourth quarter of 2018. The balance of the Company’s real estate properties under development at the end of the first quarter of 2019 was US$4,002.0 million compared to US$4,068.7 million at the end of the fourth quarter of 2018.

Real Estate Project Status in China

Below is a summary table of projects that were active and available for sale in the first quarter of 2019.

Project	GFA
	(m2 ’000s)
	Total Active Project	Sold to date	Unsold to date
Xingyang Splendid II	136.9	93.8	43.1
Jinan Royal Palace	449.6	428.8	20.8
Xuzhou Colorful City	130.6	121.6	9.0
Chengdu Thriving Family	203.4	198.0	5.4
Changsha Xinyuan Splendid	251.7	248.9	2.8
Sanya Yazhou Bay No.1	117.6	101.2	16.4
Xi’an Metropolitan	286.0	269.6	16.4
Zhengzhou Xindo Park	134.4	132.0	2.4
Jinan Xin Central	194.4	183.3	11.1
Henan Xin Central I	262.2	252.5	9.7
Zhengzhou Fancy City I	166.7	158.9	7.8
Zhengzhou Fancy City II (South)	84.1	81.8	2.3
Tianjin Spring Royal Palace I	139.7	131.3	8.4
Zhengzhou International New City I	360.7	338.4	22.3
Henan Xin Central II	109.5	103.8	5.7
Xingyang Splendid III	121.1	116.2	4.9
Zhengzhou International New City II	176.0	163.2	12.8
Zhengzhou Fancy City II (North)	108.7	88.1	20.6
Tianjin Spring Royal Palace II	144.6	61.2	83.4
Zhengzhou International New City III D	46.1	43.6	2.5
Zhengzhou Hangmei International Wisdom City I	64.7	53.2	11.5
Zhengzhou International New City III B	118.8	117.0	1.8

4

Chengdu Xinyuan City	742.7	107.2	635.5
Kunshan Xinyu Jiayuan	107.9	29.2	78.7
Xingyang Splendid IV	22.0	21.7	0.3
Suzhou Suhe Bay *	62.6	54.0	8.6
Zhengzhou Hangmei International Wisdom City II	68.8	14.7	54.1
Qingdao Royal Dragon Bay	157.3	35.8	121.5
Jinan Royal Spring Bay	117.1	21.0	96.1
Xinyuan Golden Water View City	338.7	54.8	283.9
Zhengzhou Fancy City III	80.6	37.3	43.3
Zhengzhou International New City III C	79.9	45.9	34.0
Zhengzhou International New City IV A12	198.4	34.1	164.3
Zhengzhou International New City IV B10	92.3	7.9	84.4
Suzhou Galaxy Bay	76.5	26.7	49.8
Suzhou Gusu Shade I	12.0	0.9	11.1
Dalian International Health Technology Town I	103.9	1.0	102.9
Others	44.5	-	44.5
Total active projects	6,112.7	3,978.6	2,134.1

* The Company owns 16.66% equity interest in a joint venture, Suzhou Hengwan Real Estate Co., Ltd. which develops Suzhou Suhe Bay. The Company accounts for its investment under the equity method.

As of March 31, 2019, the Company’s total saleable GFA was approximately 5,511,200 square meters for active projects and under planning stage projects in China. Below is a summary of all of the Company’s projects in China:

	Unsold GFA (m2 ’000s)	Pre-sales Scheduled

Tongzhou Xinyuan Royal Palace	102.3	To be determined
Xinyuan Chang’an Royal Palace	226.0	To be determined
Zhengzhou International New City Land Bank(all land is grouped together and will be developed gradually)	1,300.8	To be determined
Zhuhai Xin World	70.0	To be determined
Lingshan Bay Dragon Seal	380.0	To be determined
Zhengzhou Hangmei Project Land Bank(all land is grouped together and will be developed gradually)	192.7	2019 Q2
Wuhan Canglong Royal Palace	185.0	To be determined
Suzhou Gusu Shade II	12.1	2019 Q2
Dalian International Health Technology Town II	44.5	2019 Q2
Huzhou Silk Town	134.9	To be determined
Xingyang Splendid New Project	228.0	2019 Q2
Foshan Xinchuang AI International Science and Technology Innovation Valley	500.8	To be determined
Total projects under planning	3,377.1
Total active projects	2,134.1
Total of all Xinyuan unsold projects in China	5,511.2

5

Update on Real Estate Projects in the United States

As of March 31, 2019, a total of 177 units out of 216 units were sold and closed at the Company’s Oosten project in Brooklyn, New York City, with total revenue from this project reaching US$260.1 million. During the first quarter of 2019, revenues were US$0.8 million.

During the quarter, the Company completed pouring superstructure up to the 6th floor for the Hudson Garden project in the Hell’s Kitchen area of Manhattan, New York City. During the past year, the design drawings were optimized, increasing the number of units from 82 to 92. Of the 38,000 square feet of retail/commercial space a total of 29,000 square feet were leased to the U.S. department store retailer Target with a 20-year lease. The offering plan was approved in the first quarter of 2019, and the launch of presales is expected to begin in the end of second quarter of 2019.

The Company continued to execute on the planning, governmental approvals, and pre-development activities of its ground-up project in Flushing, New York City. During the past year, the Landmark Preservation Committee approved the Company’s landmark protection plan relating to a landmarked theater on site and awarded the Company a Certificate of Appropriateness. Landmark artifacts removal was completed at the end of February 2019, and the artifacts are currently stored in a warehouse for restoration work.

Real Estate Project Update in the United Kingdom

During the first quarter of 2019, the structural core of the Madison project was completed, and the structural frame is expected to be completed in the second quarter of 2019. Construction remains on track for completion in 2020.

Of the 423 residential units in The Madison, all of the 104 Affordable Housing apartments have been pre-sold to a regulated affordable housing provider. Of the remaining 319 apartments, 133 apartments have been sold.

Business Outlook

For the full year of 2019, the Company expects an increase in contract sales of about 10% and an increase in consolidated net income of 15% to 20% over 2018.

Conference Call Information

The Company will hold a conference call at 8:00am ET on May 23, 2019, to discuss its first quarter 2019 results. Listeners may access the call by dialing:

US Toll Free: 1-800-458-4121

International: 1-323-794-2093

A webcast will also be available through the Company's investor relations website at http://ir.xyre.com.

A replay of the call will be available through May 31, 2019, by dialing:

US: 1-844-512-2921

International: 1-412-317-6671

Access code: 6620456

6

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, and Suzhou. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance and sales performance and activity, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2018. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Mr. Charles Wang

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

7

ICR, LLC

Mr. William Zima

In U.S.: +1-646-308-1472

Email: William.zima@icrinc.com

Media:

Mr. Edmond Lococo

In China: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com

8

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2019	2018	2018
	(unaudited)	(unaudited)	(unaudited)

Total revenue	468,853	1,092,162	174,097

Total costs of revenue	(337,804)	(773,943)	(135,394)
Gross profit	131,049	318,219	38,703

Selling and distribution expenses	(19,406)	(45,000)	(12,174)
General and administrative expenses	(36,644)	(60,562)	(27,592)

Operating income/(loss)	74,999	212,657	(1,063)

Interest income	4,085	9,692	6,350
Interest expense	(24,306)	(22,980)	(29,785)
Net realized gain/ (loss) on short-term investments	1,171	(7,237)	1,237
Unrealized gain/ (loss) on short-term investments	-	3,208	(242)
Other income	94	3,014	207
Net loss on debt extinguishment	(4,589)	(21,444)	-
Exchange gain	3,545	652	11,639
Share of loss of equity investees	(1,600)	(2,605)	(921)

Income/(loss) from operations before income taxes	53,399	174,957	(12,578)

Income taxes	(35,209)	(70,845)	(142)

Net income/(loss)	18,190	104,112	(12,720)
Net loss/(income) attributable to non-controlling interest	1,419	(34,009)	2,315
Net income/(loss) attributable to Xinyuan Real Estate Co., Ltd. shareholders	19,609	70,103	(10,405)

Earnings/(loss) per ADS:
Basic	0.33	1.15	(0.16)
Diluted	0.33	1.13	(0.16)
ADS used in computation:
Basic	58,911	60,957	64,821
Diluted	59,325	61,894	65,805

9

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	March 31,	December 31,	March 31,
	2019	2018	2018
	(unaudited)	(audited)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	761,190	674,142	813,736
Restricted cash	366,008	511,875	378,077
Short-term investments	-	8,442	123,478
Accounts receivable	44,473	64,130	10,912
Other receivables	171,271	166,633	49,422
Deposits for land use rights	46,038	42,254	97,669
Other deposits and prepayments	258,490	257,288	674,320
Advances to suppliers	47,909	46,983	45,524
Real estate properties development completed	623,871	632,360	813,542
Real estate properties under development	4,001,981	4,068,716	3,457,139
Amounts due from related parties	257,625	216,184	187,644
Amounts due from employees	4,315	1,694	5,187
Other current assets	602	520	454

Total current assets	6,583,773	6,691,221	6,657,104

Real estate properties held for lease, net	305,897	302,764	287,457
Property and equipment, net	37,512	38,114	32,707
Long-term investment	566,816	564,340	982,714
Deferred tax assets	241,823	230,453	153,558
Deposits for land use rights	22,276	21,855	23,854
Amounts due from related parties	27,289	26,122	30,871
Contract assets	16,292	21,779	-
Right-of-use assets	14,039	-	-
Other assets	135,710	137,063	46,809

TOTAL ASSETS	7,951,427	8,033,711	8,215,074

10

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	March 31,	December 31,	March 31,
	2019	2018	2018
	(unaudited)	(audited)	(unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and notes payable	704,397	790,631	462,161
Short-term bank loans and other debt	27,326	43,711	264,130
Customer deposits	1,827,630	1,921,851	2,429,980
Income tax payable	198,148	213,273	159,391
Other payables and accrued liabilities	341,919	341,108	279,251
Payroll and welfare payable	12,812	33,752	8,973
Current portion of long-term bank loans and other debt	1,823,724	1,647,918	1,987,650
Current maturities of lease obligations	12,604	6,562	4,647
Mandatorily redeemable non-controlling interests	22,892	22,559	16,522
Amounts due to related parties	41,204	48,502	140,993

Total current liabilities	5,012,656	5,069,867	5,753,698

Non-current liabilities
Long-term bank loans	790,267	720,039	100,523
Other long-term debt	872,468	1,040,455	1,461,869
Deferred tax liabilities	412,354	370,509	120,320
Unrecognized tax benefits	45,939	45,939	31,231
Lease obligations, net of current maturities	16,530	10,015	10,701
Amounts due to related parties	32,537	31,242	31,831
TOTAL LIABILITIES	7,182,751	7,288,066	7,510,173

Shareholders’ equity
Common shares	16	16	16
Treasury shares	(97,934)	(87,639)	(67,792)
Additional paid-in capital	532,641	532,117	544,911
Statutory reserves	166,501	166,496	105,848
Retained earnings	112,660	99,502	81,185
Accumulated other comprehensive (loss)/ income	(10,409)	(30,122)	51,382

Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	703,475	680,370	715,550
Non-controlling interest	65,201	65,275	(10,649)
Total equity	768,676	745,645	704,901

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,951,427	8,033,711	8,215,074

11